Exhibit 99.6

Strictly private & confidential

November 10, 2004

Mr. William J. Kimmins Jr. Vice President and Treasurer Anheuser-Busch International Holdings, Inc. Chile II Limitada

Dear Mr. Kimmins,

This Agreement (the “Agreement”), effective 10:00 a.m. Chilean time on November 11, 2004, will confirm the basis upon which Anheuser-Busch International Holdings, Inc. Chile II Limitada (“Client”) has irrevocably engaged Celfin, Gardeweg S.A., Corredores de Bolsa (“Celfin”), on an exclusive basis to act as placement agent and, subject to the conditions indicated herein, purchaser in connection with the Client’s sale offering of 63,695,333 shares (the “Shares”) of common stock of Compañía Cervecerías Unidas S.A. (“CCU”) in the Santiago Stock Exchange (the “Offering”).

Section 1.   Services to be rendered

Celfin agrees to perform the following services, according to the terms and conditions defined by the Client for the Remate and applicable Santiago Stock Exchange regulations:

i.	register with the Santiago Stock Exchange the Remate on November 11, 2004 and sell the Shares on November 12, 2004 on behalf of the Client in one lot at a minimum price of CH$2,800 (two thousand and eight hundred Chilean pesos) per share, without imposing any restrictions or conditions to participate in the Remate. In any case, the Client shall approve the terms and conditions of the Remate before its registration with the Santiago Stock Exchange and no amendments shall be done to such registration without Client’s prior written approval, and

ii.	bid to purchase the entire lot of Shares in the Remate for the account of investors either directly or through Banchile Corredores de Bolsa S.A. (“Banchile”) at a minimum price of CH$2,800 (two thousand and eight hundred Chilean pesos) per share and purchase in the Remate the Shares in such terms, provided that no other broker-dealer places a better offer to purchase the Shares in the Remate (“Third Party Offeror”).

Section 2.   Payment of the Purchase Price and Closing

The payment of the purchase price of the Shares as determined to be paid by Celfin in the Remate (the “Purchase Price”), the transfer of the Shares to the purchaser and the consummation and completion of all other transactions to be completed and consummated by the parties hereunder (the “Closing”) shall take place at the offices of Carey y Cia. Ltda., located at Miraflores 222, floor 24, Santiago, Chile, not later than 4:00 pm of the second (2nd) banking day following the Remate (the “Closing Date”).

All risks for any breach of the purchase orders from investors received by Celfin and/or any Participating Broker, including, but not limited to, the failure or delay to pay of one or more investors, shall be borne exclusively by Celfin and not by the Client. Celfin shall be liable under article 33 of Law No. 18,045 for the timely and full payment to Client of the Purchase Price.

At the Closing Date:

i.	Celfin shall deliver the Purchase Price to Client or its duly authorized designee by one or more banking checks or wire transfer in immediately available funds, to a CH$ (Chilean peso) denominated account designated by Client or its designee;

ii.	Celfin shall transfer the Shares and deliver the relevant stock certificate to the purchaser on behalf of the Client; and

iii.	subject to the satisfaction of (i) and (ii) above, Client shall deliver the Placement Fee to Celfin by one or more banking checks and surrender to Celfin the banking checks held in escrow by the Escrow Agent pursuant to Section 10.

Section 3.   Fees

As compensation for Celfin’s services in connection with the successful consummation and completion of the Offering, the Client shall pay to Celfin 1.75% (one hundred seventy five basis points), plus Value Added Tax, of the gross amount in Chilean pesos of the Purchase Price, payable at the Closing (but Client shall not be required to pay stock exchange fees or other similar charges and any withholding or deduction for or on account of taxes of any kind) (the “Placement Fee”).

The Client shall pay the Placement Fee to Celfin even if any Third Party Offeror places a better offer to purchase the Shares in the Remate, as indicated in Section 1(ii) above. However, the Client shall not be obligated to pay the Placement Fee to Celfin if the Closing shall not have occurred by November 16, 2004, provided, however, Celfin’s failure to fulfill any obligation under this Agreement shall have been the cause of, or shall have resulted in, the failure of the Closing to occur on such date.

Except for Celfin, no broker, finder or investment banker (including Banchile and any other Chilean or foreign broker, dealer or underwriting participating in the Offering at the request or invitation of Celfin or Banchile other than a Third Party Offeror) (individually a “Participating Broker”, collectively the “Participating Brokers”) will be entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Client.

Section 4.   Representations and Warranties

(a) Client hereby represents and warrants to Celfin that (i) it is a limited liability company duly organized, validly existing and in good standing under the laws of the Republic of Chile and has all necessary power and authority to enter into this Agreement, the Collateral Agreement and the Custody Agreement, to carry out its obligations hereunder and thereunder and to consummate the transactions contemplated by this Agreement and thereby, and (ii) the Shares are owned of record and beneficially by the Client free and clear of any security interest, pledge, lien charge, encumbrance, adverse claim, restrictive covenant, condition or restriction of any kind, including, without limitation, any restriction on the voting, transfer or other exercise of any attributes of ownership.

(b) Celfin hereby represents, warrants and covenants to Client that (i) it is a closed stock corporation duly organized, validly existing and in good standing under the laws of the Republic of Chile and has all necessary power and authority to enter into this Agreement, the Collateral Agreement and the Custody Agreement, to carry out its obligations hereunder and thereunder and to consummate the transactions contemplated by this Agreement and thereby; (ii) it and the Participating Brokers have not and shall not act in a manner inconsistent with the requirements of Regulation S applicable to Category 1 status; (iii) neither Celfin nor any Participating Broker has communicated or shall communicate, whether by means of telephone, e-mail, or in physical form, to any person or entity in the United States in connection with the Offering; (iv) neither Celfin nor any Participating Broker has taken or shall take any action inconsistent with the status of the Offering as an “offshore transaction” as defined in Regulation S; (v) neither Celfin nor any Participating Broker has engaged or shall engage, in connection with the Offering, in any “directed selling efforts” as defined under Regulation S, and (vi) Celfin and each Participating Broker shall establish reasonable procedures so that no person submitting a purchase order to either of them in connection with the Offering does so in or from the United States or is a U.S. resident.

(c) Celfin agrees and acknowledges that Client has made no representation, warranty or statement concerning the financial condition, results of operations, accuracy of the financial statements or securities filings of CCU and that Client shall have no liability to Celfin or any person or entity purchasing the Shares from Celfin with respect to such matters. Celfin has reviewed such matters for its own account and has come to its conclusions concerning such matters without consulting Client.

Section 5.   Termination of Engagemen t

(a)	This Agreement may be terminated:

i.	by the Client or Celfin, at any time prior to the registration of the Remate with the Santiago Stock Exchange, if: (a) any representations and warranties of the other party hereto contained in this Agreement shall not have been true and correct in all respects when made or (b) the other party hereto shall not have complied in all respects with the covenants or agreements contained in this Agreement to be complied with by it;

ii.	by either the Client or Celfin at any time prior to the completion of the Remate, in the event that any governmental authority or the Santiago Stock Exchange shall have issued an order, decree or ruling or taken any other action restraining, suspending, enjoining or otherwise prohibiting or restricting the transactions contemplated by this Agreement and such order, decree, ruling or other action shall have become final and nonappealable, or remains in full force and effect, on November 16, 2004; or

iii.	by the mutual written consent of the Client and Celfin;

provided, however, that the provisions of this Section 5 and of Sections 7 and 8 hereof shall survive such termination.

(b) In the event of termination of this Agreement by Client as provided in Section 5(a) above, Celfin shall not be entitled to any payment from Client in connection with the transactions contemplated hereunder and there shall be no liability whatsoever on the part of Client in such event. The termination of this Agreement shall not preclude the right of the non-defaulting party under this Agreement to sue for damages for breach of this Agreement in accordance with Chilean law.

Section 6.   Publicity

In the event of consummation of the Offering, Celfin and Banchile shall have the right, at its own expense, to disclose their participation as selling broker and purchasing broker in the Offering respectively, including, without limitation, the placement of “tombstone” advertisements in financial and other newspapers and journals circulated in Chile, provided, however, the prior written consent of the Client is obtained.

Section 7.   Indemnity

Each of the parties hereto (each, an “Indemnifying Party”) agrees to indemnify and hold harmless each of the other parties (each, an “Indemnified Party”) from and against any and all claims, damages, losses, liabilities and expenses (including, without limitation, reasonable fees and disbursements of counsel), joint or several, that may be incurred by or asserted or awarded against any Indemnified Party (including, without limitation, in connection with any investigation, litigation or proceeding or the preparation of a defense in connection therewith), in each case arising out of or in connection with or by reason of this Agreement or the transactions contemplated hereunder, only to the extent such claim, damage, loss, liability or expense is found in a final, non-appealable judgment by a court of competent jurisdiction (or a settlement tantamount thereto agreed or approved by the Indemnified Party) to have resulted from such Indemnifying Party’s bad faith, willful misconduct, negligence or breach of this Agreement.

Section 8.   Governing Law; Arbitration; Enforceability; Continued Performance

(a) Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the Republic of Chile.

(b) Arbitration. All disputes arising out of or in connection with this Agreement (the “Dispute”) including the arbitrability of any Dispute, shall be finally settled under the Rules of Arbitration of the International Chamber of Commerce (the “ICC”) in effect on the date of this Agreement (the “Rules”) by three arbitrators. In the event of a conflict between the Rules and the provisions of this Section 8, the provisions of this section shall govern. The place of arbitration shall be in New York, New York. The arbitration shall be governed by Chapter 2 of the United States Arbitration Act, 9 U.S.C. §§ 201-208. The two arbitrators appointed by the parties shall appoint the third arbitrator, who shall be neither a citizen nor resident of either the United States or Chile, within thirty (30) days of the appointment of the second arbitrator. The language of the arbitration shall be English, and all three arbitrators must be fluent in English and Spanish.

(c) Enforceability. Each party acknowledges and agrees that arbitration pursuant to this Section 8 shall be the sole and exclusive procedure for resolving any Dispute, and that any award rendered by the arbitral tribunal shall be final and binding upon the parties. Judgment upon the award may be entered, and application for judicial confirmation or enforcement of the award may be made, in any competent court having jurisdiction thereof, and the parties hereto submit to the jurisdiction of such court for purposes of enforcement of this Section 8 and any award rendered hereunder.

(d) Continued Performance. In the event of any Dispute, the parties shall continue to perform their respective obligations under this Agreement during the pendency of arbitration proceedings unless and until the arbitral tribunal otherwise orders.

Section 9.    Compliance With Laws

Each of the Client and Celfin hereby agrees to adhere to all applicable laws, orders and regulations of the United States, Chile and other relevant markets in rendering its services under this Agreement.

Celfin understands that Client intends to conduct the Offering in a manner that does not require registration of the Offering pursuant to the United States Securities Act of 1933 and in a manner consistent with the requirements of Regulation S promulgated under the United States Securities Act of 1933 (“Regulation S”). Celfin acknowledges that Client may rely on Celfin’s representations, warranties and covenants under Section 4(b) hereof for purposes of determining whether the Offering is consistent with the requirements of Regulation S.

Celfin will promptly and fully report to, and request guidance from, Client on any situation in relation to this Agreement that it encounters which may be in violation of this Section 9 or the laws, orders or regulations of the United States or Chile.

Notwithstanding anything to the contrary contained in Section 3 or 5 of this Agreement, Client will not be liable to Celfin for any compensation described in Section 3 of this Agreement (including, but not limited to, any costs and expenses incurred by Celfin) in case of breach by Celfin or any Participating Broker of this Section 9.

Section 10.   Cash Collateral and Custody Agreement

Simultaneously with the execution of this Agreement, Celfin will deliver to Gestiones de Confianza Carey Limitada (the “Escrow Agent”) two banking checks in the aggregate amount of CH$12,100,000,000 (twelve billion and one hundred million Chilean pesos) endorsed to the Client’s order as collateral for Celfin’s obligation to register the Remate with the Santiago Stock Exchange, its obligations to bid to purchase the Shares in the Remate in the terms provided hereunder (except in the case of Section 5(a)(ii), only to the extent the situations provided therein do not result from Celfin’s bad faith, willful misconduct, negligence or breach of this Agreement) and to make prompt and complete payment of the Purchase Price. The Escrow Agent is hereby authorized by Celfin to turnover the collateral to the Client in the event Celfin fails to comply with the above obligations.

Promptly after the execution of this Agreement, Client and Celfin will enter into certain Custody Agreement (the “Custody Agreement”) dated on the date hereof providing for the appointment of Celfin as custodian of the Shares to be sold pursuant to the Offering, and the delivery by Client to Celfin of the stock certificate evidencing Client’s ownership (and absence of any liens) of such Shares and the relevant stock transfer agreement authorizing Celfin to hold the Shares in “street name”. Celfin, acting in its capacity as custodian, shall comply with all applicable Chilean securities regulations, including article 179 of Law No. 18,045 and Release Nos. 549 and 1429 of the Chilean Securities and Insurance Commission.

Section 12.   Miscellaneous

All costs and expenses, including, without limitation, fees and disbursements of counsel, financial advisors and accountants, incurred in connection with the Offering, this Agreement, the Custody Agreement and the transactions contemplated hereunder and thereunder shall be paid by the party incurring such costs and expenses, whether or not the Closing shall have occurred.

This Agreement may be executed in two or more counterparts, all of which together shall be considered a single instrument. This Agreement and the ancillary agreements referred to it in Section 11 hereof, constitute the entire agreement, and supersede all prior agreements and understandings (both written and oral) of the parties hereto with respect to the subject matter hereof, and cannot be amended or otherwise modified except in writing executed by the parties hereto. The provisions hereof shall inure to the benefit of and be binding upon the successors and assigns of Client and Celfin.

We are delighted to accept this engagement and look forward to working with you on this assignment. Please confirm that the foregoing is in accordance with your understanding by signing and returning to us the enclosed duplicate of this Agreement, whereupon this Agreement shall become effective as of the date hereof.

Very truly yours,

Celfin, Gardeweg S.A., Corredores de Bolsa

/s/	Maximilano Vial Valenzuela

By:	Maximilano Vial Valenzuela
Gerente General

AGREED, as of the date first written above. Anheuser-Busch International Holdings, Inc. Chile II Ltda.

/s/	William J. Kimmins Jr.

By:	William J. Kimmins Jr.
Vice President and Treasurer